

Mail Stop 3561   November 20, 2015

<u>Via E-mail</u>
Brian Fiddler
Chief Financial Officer
Hard Creek Nickel Corporation
1060-1090 West Georgia Street
Vancouver, British Columbia V6E3V7
Canada

   Re: Hard Creek Nickel Corporation
     Form 20-F for the Year Ended December 31, 2014
     Filed April 30, 2015
     File No. 000-52326

Dear Mr. Fiddler:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia L.Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Mining